Exhibit 99.1

St. John's, NL - May 1, 2019

FORTIS INC. REPORTS FIRST QUARTER 2019 EARNINGS1

Highlights

•	First quarter 2019 net earnings of $0.72 per common share

•	Adjusted net earnings[2] of $0.74 per common share, up from $0.70 in the same period last year

•	Annual capital expenditure plan on track with $0.7 billion invested during the quarter

•	Completed sale of interest in Waneta Expansion Hydroelectric Project for approximately $1 billion

•	Completed the repurchase of US$400 million corporate debt

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its first quarter results today.

"Our businesses, now 99% regulated, delivered strong performance in the first quarter of 2019," said Barry Perry, President and Chief Executive Officer, Fortis. "We are executing our organic growth strategy well, including the redeployment of the proceeds from the sale of our interest in the Waneta Expansion Hydroelectric Project, which closed in April, to fund growth in our regulated utility businesses."

Net Earnings
The Corporation reported first quarter net earnings attributable to common equity shareholders of $311 million, or $0.72 per common share, compared to $323 million, or $0.77 per common share, for the same period in 2018.

The change in earnings reflects a one-time $30 million favourable tax remeasurement in the first quarter of last year. This one-time positive impact in 2018 offsets the earnings growth in the first quarter of this year. Earnings growth in 2019 was driven by strong performance at the regulated utilities due primarily to rate base growth, increased earnings at Central Hudson associated with its rate order effective July 1, 2018, higher electricity and gas sales at UNS Energy due largely to weather, and favourable foreign exchange. Growth was tempered by lower earnings from the non-regulated Energy Infrastructure segment, reduced rate of return on common equity ("ROE") incentive adder at ITC and, for earnings per common share, a higher weighted average number of common shares outstanding.

Adjusted Net Earnings2
Adjusted for the $30 million tax remeasurement and the mark-to-market of natural gas derivatives at the Aitken Creek natural gas storage facility, first quarter adjusted net earnings attributable to common equity shareholders increased $19 million to $316 million, or $0.74 per common share, from $297 million, or $0.70 per common share, for the same period in 2018.

Executing on Capital Plan
The Corporation's $3.7 billion capital expenditure plan is on track with $0.7 billion invested during the first quarter of 2019.

In March 2019 Tucson Electric Power ("TEP") finalized its plans for the construction of the US$370 million Oso Grande Wind Project (also referred to as the New Mexico Wind Project). Once complete, this 247-megawatt wind farm will become TEP's largest renewable energy resource, enough to power nearly 100,000 homes annually.

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[1]	Financial information is presented in Canadian dollars unless otherwise specified.

[2]
Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that management excludes in its key decision-making processes and evaluation of operating results. Refer to the Non-US GAAP Reconciliation provided in this news release.

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Also in March, FortisBC announced that the investment in its energy conservation and efficiency program will increase substantially to $368.5 million over the 2019 to 2022 period. The new program represents a doubling of expenditures in 2019 and a tripling of expenditures by 2022. The new program will lower energy use, emissions and customer bills.

In April 2019 Wataynikaneyap Power announced that the Ontario Energy Board approved its leave-to-construct application. The next significant milestones for this 1,800 kilometre transmission project include environmental assessment approvals, selection of engineering, procurement and construction contracts, and the finalization of financing.

"Fortis champions progress at its utilities and across the industry. We remain committed to integrating cleaner energy onto the grid, meeting the needs of our customers and the sustainable growth of our Corporation," said Mr. Perry.

Sale of Non-Regulated Asset and Debt Tender Offer
On April 16, 2019, the Corporation completed the sale of its 51% interest in the Waneta Expansion Hydroelectric Project ("Waneta Expansion") in British Columbia to Columbia Power Corporation and Columbia Basin Trust for approximately $1 billion. The purchasers, both wholly owned by the Government of British Columbia, now own 100% of Waneta Expansion. The sale is expected to result in a net after-tax gain of approximately $450 million.

On April 17, 2019, Fortis used a portion of the net proceeds from the sale to repay short-term borrowings and repurchase, via a tender offer, US$400 million of the Corporation's outstanding 3.055% Notes due in 2026.

Regulatory Proceedings
Fortis is focused on maintaining constructive regulatory relationships and outcomes across its North American utility group.

During the first quarter of 2019, FortisBC Energy and FortisBC Electric filed applications with the British Columbia Utilities Commission requesting approval of a multi-year rate plan and rate-setting methodology for 2020 through 2024.

In April 2019 TEP filed a general rate application with the Arizona Corporation Commission requesting an increase in non-fuel revenue of US$115 million effective May 1, 2020 with electricity rates based on a 2018 test year. The filing includes a request to increase TEP's allowed ROE to 10.35% from 9.75% and the equity component of its capital structure to 53% from 50% on a rate base of US$2.7 billion.

Decisions on both applications are expected in 2020.

Dividend Rate for Series K First Preference Shares
Fortis has declared and hereby gives notice of a corrected second quarter dividend of $0.2455625 per share on its Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K (the "Series K Shares"), payable on June 1, 2019 to the shareholders of record of the Series K Shares at the close of business on May 17, 2019. This notice replaces and supersedes the dividend of $0.2453125 declared on the Series K Shares and disclosed in a news release dated February 14, 2019, which was the first dividend declared following the January 30, 2019 reset of the fixed dividend rate pursuant to the terms of the Series K Shares.

The dividend on the Series K Shares has been designated by the Corporation as an eligible dividend for federal and provincial dividend tax credit purposes.

Outlook
Over the long term, Fortis is well positioned to enhance shareholder value through the execution of its capital expenditure plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $17.3 billion five-year capital plan is expected to increase rate base from $26.1 billion in 2018 to $32 billion in 2021 and $35.5 billion in 2023, translating into three- and five-year compound average growth rates of 7.1% and 6.3%, respectively. The five-year capital plan addresses system capacity and improves safety and reliability for the benefit of customers through investments that enhance resiliency and improve the performance of the electricity grid. The plan also addresses natural gas system capacity and gas line network integrity, increases cybersecurity protection and will enable the grid to deliver cleaner energy.

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Fortis expects long-term sustainable growth in rate base to support continuing growth in earnings and dividends. Fortis is targeting average annual dividend growth of approximately 6% through 2023. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital plan, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

Non-US GAAP Reconciliation

	Quarter Ended March 31
(in millions, except earnings per share)	2019	2018	Variance
Net Earnings Attributable to Common Equity Shareholders	$311	$323	$(12)
Adjusting Items
Unrealized loss on mark-to-market of derivatives (1)	5	4	1
Consolidated state income tax election (2)	—	(30)	30
Adjusted Net Earnings Attributable to Common Equity Shareholders	$316	$297	$19
Adjusted Basic Earnings per Share	$0.74	$0.70	$0.04

(1)	Represents timing differences related to the accounting of natural gas derivatives at the Aitken Creek natural gas storage facility, included in the Energy Infrastructure segment

(2)	Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of $8.4 billion and total assets of approximately $53 billion as at March 31, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Teleconference to Discuss First Quarter 2019 Results

A teleconference and webcast will be held on May 1, 2019 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's first quarter 2019 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until June 1, 2019. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 7135897.

Forward-looking information
Fortis includes forward-looking information in this news release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this news release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast consolidated and segmented capital spending for the five-year period from 2019 through 2023; the nature, timing, benefits and expected costs of capital projects including the Oso Grande Wind Project and the Wataynikaneyap Power Project; expected expenditures and benefits related to the FortisBC energy conservation and efficiency projects; expected timing of filing of regulatory applications and outcome of regulatory decisions; forecast rate base for 2021 and 2023; the expectation that long-term sustainable growth in rate base will support continued growth in earnings and dividends; and targeted average annual dividend growth through 2023.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward‑looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital expenditure plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation.

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Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this news release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional Information
This news release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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